

Nicholas Haggmark · 3rd

Director of Engineering, Collaboration Efficiency at Pluralsight

Pompano Beach, Florida, United States · Contact info

371 connections

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Pluralsight

Experience

Director of Engineering, Collaboration Efficiency
Pluralsight · Full-time
Nov 2017 – Present · 3 yrs 7 mos
Greater Salt Lake City Area

Staff Software Engineer
Tesla
Jan 2014 – Nov 2017 · 3 yrs 11 mos
Palo Alto, CA

Led teams of between 8-12 engineers in the design, implementation, deployment, and maintenance of the United States' first solar bonds and solar loans offerings. These projects included numerous third party integrations for services such as ACH, ICL check processing, credit card processing, tax calculation, KYC, IP filtering, DDoS protection, mass ma ...see more

Senior Software Engineer
SendMe, Inc.
Dec 2011 – Jan 2014 · 2 yrs 2 mos

San Francisco Bay Area

Responsible for maintaining seven acquired products, accounting for a total annual revenue in excess of $50M. Responsibilities included project planning, data analysis, feature development, code promotion, and server management.

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Lead Software Engineer
Snackable Media
May 2007 – Nov 2011 · 4 yrs 7 mos
Plantation, FL

Lead Engineer for Nielsen Rated, industry-leading web and mobile phone application Predicto. Leveraged best practice methodologies in designing the application model, data structure and core services that enabled Predicto to rapidly scale to over four million users and produce annual revenues in excess of $150M. ...see more

Lead Software Engineer
SITE Manageware
Nov 2005 – May 2007 · 1 yr 7 mos
Coral Springs, FL

Lead Engineer for SITE Manageware application managing inventory, CRM, sales flow, and financial contracts exceeding $1.5B for industry-leading condominium developers such as Related Group, Coldwell Banker, and The Condo Store

Related Group, Coldwell Banker, and The Condo Store.

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Education

University of Oregon

Bachelor of Science - Allied Arts, and Architecture; Multimedia Design

1996 – 2001

Activities and Societies: Pi Kappa Phi Fraternity

Skills

Python

Django

Java

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Recommendations

Received (14) Given (14)

Dio Phung

Sr. Engineering Manager at DocuSign, Stanford (I'm hiring)

August 7, 2018, Dio reported directly to Nicholas

I had the opportunity to work with Nick when he was at Tesla, and within a short period of time, I had been impressed with his excellent technical judgment and outstanding interpersonal skills. He left great positive impacts on the platforms and the solutions, helping us with a building solution for eve... See more



John Witchel

CEO, King Energy

September 29, 2017, John managed Nicholas directly

Nick is an outstanding leader. His excellent judgment in technical decisions, as well as his strong people skills with both other engineers as well as business stakeholders, made him a valuable member of our team. Nick could be counted on to consistently deliver top-notch code and he was one... See more

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